UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 20, 2011

Commission File Number: 001-34423

CDC Software Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9 No. 5 Science Park West Avenue Hong Kong Science Park Shatin, New Territories Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Special Committee Investigation; Bankruptcy Filing of Parent Company & Various
Board of Directors Developments

Background

     As previously disclosed, in response to a motion filed by Evolution CDC SPV
Ltd. and certain related entities (collectively, “Evolution”), on July 13, 2011,
CDC Corporation (“CDC”), the parent of CDC Software Corporation (the “Company”), received a written order of the New York Supreme Court (the “Court”) relating to the June 28, 2011 hearing on CDC’s motion to reargue prior sanctions (the “July
13th Order”). The July 13th Order increased the sanctions against CDC to an amount of $150,000 and granted Evolution leave to seek a greater sum if their legal fees exceed $150,000. The Court imposed sanctions based upon its determination that CDC: (i) willfully disregarded its discovery obligations;
(ii) submitted false testimony; and (iii) advanced factually and legally unsupportable defenses and claims intended to frustrate Evolution’s enforcement of the notes at issue in this matter. At the June 28, 2011 hearing, the Court also orally indicated that it was considering imposing personal sanctions against Mr. Peter Yip, the Chief Executive Officer of CDC and the Company.

     At a meeting held on July 15, 2011, the board of directors of the Company
(the “Board”) formed a joint special committee comprised of independent Board members from the Company and CDC (the “Special Committee”), to investigate the matters related to the July 13th Order (the “Investigation”).  The Special
Committee engaged the independent law firm of Paul Hastings LLP to assist the
Special Committee with the performance of its duties.

     On July 15, 2011, and in consideration of the July 13, 2011 Order, Mr. Yip agreed to be placed on administrative leave from his position as Chief Executive
Officer of the Company and CDC, effective immediately, pending further developments in connection with the Investigation.  Mr. John Clough, the
Company’s then Chairman of the Board, assumed the additional role of Interim
Chief Executive Officer.    Mr. Yip continues to serve as Vice Chairman of the
Board of the Company.

     On October 4, 2011, CDC filed a voluntary petition under Chapter 11 of the
U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Northern District of
Georgia. According to CDC’s Form 6-K filed with the U.S. Securities and Exchange
Commission (“SEC”) on October 12, 2011, CDC believes that the Chapter 11 process will facilitate restructuring, which is designed to restore CDC to long-term financial health, and that CDC has undertaken the filing to protect all creditors and the interests of shareholders, in light of a September 8, 2011 judgment against CDC in the amount of $65.4 million in CDC’s litigation with
Evolution.  The Company has not filed for bankruptcy protection, and the Board does not believe that it will be necessary for the Company to do so. The Company has engaged counsel to represent it in connection with CDC’s pending bankruptcy, and is evaluating the potential impact of CDC’s bankruptcy upon tax, accounting and other issues relevant to the Company.

Special Committee Findings and Recommendation

     After a series of earlier meetings, the Special Committee met on October 4,
2011, to (i) hear the advice of Paul Hastings, its independent legal counsel relating to certain matters noted in the July 13th Order; (ii) discuss the findings of its independent legal counsel regarding the Investigation; and (iii)
to consider the information relating to the Investigation and formulate its recommendation to the Company and CDC Boards.  The Special Committee did not
reach any final conclusions as to whether there has been willful disregard of discovery obligations, a failure to produce relevant documents, or the advancement of factually and legally unsupportable defenses and claims.  The
Special Committee, in light of the information gathered and evaluated by the
Special Committee, unanimously determined that Mr. Yip provided false testimony under oath in a legal proceeding and recommended that Mr. Yip be removed as
Chief Executive Officer of the Company, as well as CDC.

Board Determinations and Actions

     Effective October 10, 2011, Mr. Clough resigned as Chairman of the Board, a director, and Interim Chief Executive Officer of the Company. Mr. Clough remains
Interim Chief Executive Officer and Chairman of the Board of the Company’s
parent, CDC.  Mr. Clough stated that he was resigning after discussions relating to his position as a director of the Company and as an additional step towards preserving his independence at CDC, and that there was no reason apart from the one stated for his resignation.  As a result of Mr. Clough’s resignation, on
October 11, 2011, Dr. Wong Chung Kiu (CK Wong) was appointed as Interim Acting
Chief Executive Officer of the Company and a member of the Board.  Dr. Wong previously served as a director of the Company from March 2009 to May 2011.  Dr.
Wong has served as Chief Executive Officer of CDC Global Services, a CDC
business unit, a position that he has resigned effective 90 days from August 31,
2011, and as managing principal of iASPEC, a group of companies that provide information technology consulting services, software products and services in
Hong Kong, China and North America.  In light of Mr. Clough’s resignation, Dr.
Lee Lam was appointed as Chairman of the Board on October 11, 2011.

     The Board subsequently held a meeting on October 12, 2011 to consider the recommendation of the Special Committee and related concerns.  After a detailed presentation to the Board by Company representatives to the Special Committee, with the advice of counsel, the Board, with the members present acting unanimously, accepted the recommendation of the Special Committee that Mr. Yip be removed as CEO of the Company.  After evaluating additional information, including concerns that Mr. Yip had exercised managerial direction while on administrative leave from the Company, the Board, with the members present acting unanimously, determined that it was not in the best interests of the
Company and its shareholders for Mr. Yip to continue to serve as the Company’s
Chief Executive Officer, and that further services under the Executive Services
Agreement dated as of January 1, 2010 between the Company and Asia Pacific
On-Line Ltd. (“APOL”), as amended (the “Executive Services Agreement”), pursuant to which Mr. Yip was seconded to the Company to serve as the Company’s Chief
Executive Officer, would not be necessary.

     On October 13, 2011, special counsel to the Company provided notice of the
Board’s action on October 12, 2011, to counsel for Mr. Yip in accordance with its instructions from the Board. In addition, on October 13, 2011, counsel to
Mr. Yip requested in a letter dated October 12, 2011 to the Board, and received after the October 12, 2011 meeting, that Mr. Yip be granted a medical leave of absence for a period of between 12 and 18 months, effective immediately. By separate letter dated October 12, 2011, transmitted on October 13, 2011, counsel to Mr. Yip challenged the report of the Special Committee and threatened legal action in connection with the Special Committee’s recommendation and Board’s action that Mr. Yip no longer serve as Chief Executive Officer of the Company.

     The Board met on October 13, 2011 and acknowledged receipt of the two letters from Mr. Yip’s lawyer, and adopted a resolution noting that Mr. Yip had taken himself on medical leave effective as of October 12, 2011.

     Subsequently, on October 16, 2011, Dr. Lam tendered his resignation as
Chairman of the Board and a director of the Company, effective immediately, stating in his resignation that he wished to have more time for his other activities.

     After Dr. Lam’s resignation, the Board held another meeting on October 16,
2011. The Board appointed Dr. Raymond Ch’ien, an existing member of the Board, to act as chair of the meeting.  The Board agreed to select a new Chairman of the Board in due course.  After a presentation by Mr. Yip prior to formal commencement of the meeting and a review of information pertaining to Mr. Yip’s health and related matters, noting a request that Mr. Yip be interviewed, a motion was made to place Mr. Yip on medical leave for a period not less than 12 months, with the understanding that Mr. Yip not undertake managerial duties on behalf of the Company unless and until the Board has approved his reinstatement after the conclusion of his medical leave, taking into account, as appropriate at that time, any information from independent medical experts and other information the Board may deem appropriate for its consideration. The motion carried by a vote of three to two, with two directors each voting in favor of and against the motion, respectively, and with the chair of the meeting, Dr.
Ch’ien, casting an additional tie-breaking vote in favor of its passage in accordance with the Company’s Articles of Association.  The Board reiterated that Dr. CK Wong would exercise the full and complete managerial authority of the Company as its Interim Acting Chief Executive Officer.

NASDAQ Listing

     On September 19, 2011, the Company submitted its plan of compliance with
NASDAQ designed to remedy certain listing standard deficiencies noted by the
NASDAQ Listing Qualifications Staff (the “Staff”).  On October 5, 2011, trading in the American Depositary Shares relating to the Company’s class A ordinary shares (the “ADSs”) was halted by NASDAQ.  The Company and members of the Staff are in ongoing discussions relating to issues affecting the continued listing of the Company’s ADSs.

Update Relating to Company’s Capital Structure

     On May 19, 2011, the Company reported the intention of CDC to: (i)
effectively eliminate the A/B dual class share structure by converting the class
B shares CDC owned into class A shares; and (ii) pay down its intercompany debt owed to the Company of approximately $39 million.  Since that time, the Company has not received a notice of conversion to effectuate the referenced conversion.

Appointment of Officer

     On October 11, 2011, Mr. Patrick Baca joined the Company as Senior Vice
President & Chief Technology Officer.

     This Form 6-K contains forward-looking statements within the meaning of the
United States Private Securities Litigation Reform Act of 1995, including statements relating to CDC Corporation’s beliefs about the Chapter 11 bankruptcy process and the reasons therefor, the CDC Software board of directors’ belief that CDC Software will not need to file for bankruptcy protection, the terms of
Dr. Wong’s resignation from CDC Global Services, the intention of the CDC
Software board to appoint a new chairman of the board to replace Dr. Lam, and other statements which are not historic fact. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, many of which are outside of our control, including: (a) the risk of significant liability and losses from any litigation matters or other disputes in which we may be involved and the risk of ongoing, increased expenses and liability related to any litigation matters the company may now or in the future become a party to, and the investigation being undertaken by the special committee of the board of directors, as well as potential negative market perception related to the foregoing; (b) the risk an impact on the company’s business, financial condition and results of operations from the recent Chapter
11 bankruptcy filing of the company’s parent company, CDC Corporation, including the ability of CDC Software to collect any amounts that may be owed to it by CDC
Corporation, the potential impact on the ownership of the company’s outstanding capital currently held indirectly by CDC Corporation, and the potential diversion of management attention and resources; (c) risks related to the recent trading halt of the company’s ADS’s and the continued listing of the ADSs on
NASDAQ; (d) risks related to the potential impact of any litigation matters on the company’s business, operations and financial condition; (e) risks related to the variability of, and basis for, any assessments and estimates made by management herein, which are subject to change; (f) risks related to the continued service, as appropriate, of any of the company’s officers or directors; and (g) risks related to the company’s corporate governance policies and practices, including directors and officers acting in a manner consistent with their respective capacities.  Further information on risks or other factors that could cause results to differ is detailed in CDC Software Corporation’s filings or submissions with the United States Securities and Exchange
Commission. All forward-looking statements included herein are based upon information available as of the date hereof, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date hereof.  The company does not assume any obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: October 19, 2011	By:	Dr. Wong Chung Kiu
	Name:	Dr. Wong Chung Kiu
	Title:	Interim Acting Chief Executive Officer